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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:

Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic Software Delivers Agility for SAP® Business One

New solutions and opportunities for SME customers and SAP’s SME channel

San Francisco, December 7th, 2005- On the occasion of the first global SAP Business One TechSummit 2005, Magic Software Enterprises (NASDAQ: MGIC), highlighted today the significant added value that channel partners and their worldwide small and midsize customers gained as a result of Magic’s relationship with SAP AG (NYSE: SAP).  This strategic partnership, which began in North America at the end of 2004, has already attracted over 60 SAP Business One partners worldwide. They are selling enhanced solutions that can be rapidly implemented and simply deployed by small and midsized enterprises (SMEs).

As part of the partnership, Magic has developed a customized version of Magic’s iBOLT Integration Suite for SAP (www.magicsoftware.com/ibolt), which complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It enables SAP Business One customers to rapidly enhance their SAP Business One systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring.

“Magic provides SAP Business One partners with huge benefits. It offers cost savings at both ends of the scale. For us the shorter timescales in developing a project means that we can reallocate staff to work on other projects improving our own return on investment. For end users it can considerably lower the cost of implementing certain new functionality making projects that once seemed too expensive, easily achievable,” explains Mark O’Dwyer Managing Director of Irish International Sales, the main Irish distributor for SAP Business One, about why they chose to partner with Magic.

SAP Business One (www.sap.com/solutions/smb/businessone) is an affordable, integrated business management solution designed specifically for small and midsize businesses. Exceptionally user-friendly and easily tailored to meet businesses’ changing needs, SAP Business One delivers a unified picture of up-to-the-minute business information allowing users to achieve new levels of control and profitable growth. SAP’s industry-leading integration tools for SAP Business One allow partners to seamlessly integrate additional functionality and solutions.

The Information Management Group (IMG), who signed a global partnership with Magic in September, is a leading SAP partner offering customized solutions from the entire SAP product family. IMG, who holds four SAP Quality Awards, employs more than 500 mySAP consultants and 30 SAP Business One consultants. Fredy Marty, Senior Vice President of IMG, explains IMG’s decision to develop an iBOLT Competence Center: “The simplicity and speed of an iBOLT implementation enables us to offer new compelling solutions to our SME SAP customers, adding significant value to their existing platforms and encouraging them to farther extend their use of our SAP solutions,”

“Magic has further energized a vibrant partner community common to both our companies” said Glen Doody, Vice President Channel Enablement Global Small and Medium Business for SAP AG. “That is exactly what we set out to do in building our SME channel, and we are committed to continue and support the partner community to achieve excellence and strong business value to our customers” he added.

David Assia, Chairman and acting CEO of Magic Software, concluded “It is now the first anniversary of our partnership, and our presence at the SAP global TechSummit alongside many other SAP partners who chose iBOLT to complement their SAP offering is the best indicator of how relevant to the market and successful it is.”

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About Magic Software Enterprises
Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: December 7, 2005